UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
______________

SCHEDULE 13D
(Amendment No. 1) *

Under the Securities Exchange Act of 1934

CHINA SHENGDA PACKAGING GROUP INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

16950V 107

(CUSIP Number)

Nengbin Fang
No. 2 Beitang Road
Xiaoshan Economic and Technological Development Zone
Hangzhou, Zhejiang Province 311215
 People’s Republic of China
 (86) 571-82838805

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 13, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16950V 107

1.	NAMES OF REPORTING PERSONS
NENGBIN FANG

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ]
(b) [ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)

[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
PEOPLE’S REPUBLIC OF CHINA
NUMBER OF	7.	SOLE VOTING POWER	5,206,308
SHARES	8.	SHARED VOTING POWER	0
BENEFICIALLY	9.	SOLE DISPOSITIVE POWER	5,206,308
OWNED BY EACH	10.	SHARED DISPOSITIVE POWER	0
REPORTING
PERSON WITH
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,206,308(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.42%(2)
14.	TYPE OF REPORTING PERSON
IN

(1) As further described in Item 2 below, each Reporting Person could be deemed to beneficially own shares of Common Stock beneficially owned by the other Reporting Persons. The Reporting Persons collectively own 20,956,308 shares of Common Stock.

(2) Based on 38,790,811 shares of Common Stock outstanding as of November 13, 2012 (as provided by the Issuer).

CUSIP No. 16950V 107

1.	NAMES OF REPORTING PERSONS
WUXIAO FANG

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)
[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
PEOPLE’S REPUBLIC OF CHINA
NUMBER OF	7.	SOLE VOTING POWER	11,550,000
SHARES	8.	SHARED VOTING POWER	0
BENEFICIALLY	9.	SOLE DISPOSITIVE POWER	11,550,000
OWNED BY	10.	SHARED DISPOSITIVE POWER	0
EACH
REPORTING
PERSON WITH
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,550,000(3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.78%(4)
14.	TYPE OF REPORTING PERSON
IN

(3) As further described in Item 2 below, each Reporting Person could be deemed to beneficially own shares of Common Stock beneficially owned by the other Reporting Persons. The Reporting Persons collectively own 20,956,308 shares of Common Stock.

(4) Based on 38,790,811 shares of Common Stock outstanding as of November 13, 2012 (as provided by the Issuer).

CUSIP No. 16950V 107

1.	NAMES OF REPORTING PERSONS
CONGYI FANG

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
(b) [ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(e) or 2(f)
[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
PEOPLE’S REPUBLIC OF CHINA
NUMBER OF	7.	SOLE VOTING POWER	4,200,000
SHARES	8.	SHARED VOTING POWER	0
BENEFICIALLY	9.	SOLE DISPOSITIVE POWER	4,200,000
OWNED BY	10.	SHARED DISPOSITIVE POWER	0
EACH
REPORTING
PERSON WITH
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,200,000(5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.83%(6)
14.	TYPE OF REPORTING PERSON
IN

(5) As further described in Item 2 below, each Reporting Person could be deemed to beneficially own shares of Common Stock beneficially owned by the other Reporting Persons. The Reporting Persons collectively own 20,956,308 shares of Common Stock.

(6) Based on 38,790,811 shares of Common Stock outstanding as of November 13, 2012 (as provided by the Issuer).

This Amendment No. 1 is being filed jointly by Mr. Nengbing Fang ("Chairman"), Mr. Wuxiao Fang and Ms. Congyi Fang. Chairman and Ms. Congyi Fang are children of Mr. Wuxiao Fang. Chairman, Ms. Congyi Fang and Mr. Wuxiao Fang are collectively referred to herein as the "Reporting Persons."

This Amendment No. 1 amends the Schedule 13D jointly filed with the Securities and Exchange Commission (the "SEC") on October 29, 2012 (the "Original 13D") by the Reporting Persons.

Unless otherwise stated herein, the Original 13D remains in full force and effect. Terms used but not defined herein have the meanings ascribed thereto in the Original 13D.

ITEM 3	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Schedule 13D is hereby amended by adding the following at the end thereof:

As referred to in item 4 below, the Proposal has been withdrawn, although the Chairman intends to continue to pursue a possible transaction to acquire all of the shares of Common Stock of the Company and is engaged in discussions with possible sources of financing for such a transaction.

ITEM 4	PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13D is hereby amended by adding the following at the end thereof:

On November 13, 2012, the Chairman delivered a letter to the special committee of the Board withdrawing the Proposal. The letter also noted, however, that the Chairman intends to continue to pursue a possible transaction to acquire all of the shares of Common Stock of the Company. The Chairman is currently in preliminary discussions with a limited number of shareholders of the Company and certain potential debt financing sources, including VStone Investment Management Limited, in each case regarding their potential participation in such a transaction and the Chairman may approach one or more other shareholders of the Company for such purpose. There is no assurance that the Chairman will propose such a transaction or, if it is proposed, that it will be consummated.

If such a transaction is completed, the shares of Common Stock of the Company would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the NASDAQ Global Market. In addition, consummation of such a transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the Board (as the surviving company in a merger), and a change in the Issuer’s articles of association and bylaws to reflect that the Issuer would become a privately held company.

Except as indicated above and elsewhere herein, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 6	CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The letter delivered by the Chairman to the special committee of the Board, which has been field as Exhibit 7.01 to this Schedule 13D/A, is incorporated herein by reference in its entirety. In addition, the information set forth in Items 3 and 4 of this Schedule 13D/A is incorporated by reference in its entirety into this Item 6.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profit, division of profits or loss, or the giving or withholding proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.01	Letter from the Chairman to the Special Committee of the Board dated November 13, 2012

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2012

Nengbin Fang

By: /s/ Nengbin Fang
Name: Nengbin Fang

Dated: November 13, 2012

Wuxiao Fang

By: /s/ Wuxiao Fang
Name: Wuxiao Fang

Dated: November 13, 2012

Congyi Fang

By: /s/ Congyi Fang
Name: Congyi Fang

EXHIBIT INDEX

Exhibit 7.01	Letter from Chairman to the Special Committee of the Board dated November 13, 2012